UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

                         Commission file number: 0-19848

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Fossil, Inc. Savings and Retirement Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Fossil, Inc.
                               2280 N. Greenville
                             Richardson, Texas 75082

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN
                    ----------------------------------------

               Financial Statements as of and for the Years Ended
               December 31, 2000 and 1999, Supplemental Schedules
                        Year Ended December 31, 2000, and
                          Independent Auditors' Report

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN





                                                                          Page
                                                                          ----

Independent Auditors' Report                                              4

Fiancial Statements:

   Statements of Net Assets Available for
   Benefits as of December 31, 2000 and 1999                              5

   Statements of Changes in Net Assets Available for
   Benefits for the Years Ended December 31, 2000 and 1999                6

   Notes to Financial Statements                                          7 - 10

Supplemental Schedules:

  Schedule G, Part III
  Schedule of Non-Exempt Transactions
  Year Ended December 31, 2000                                            11

  Schedule H, Part IV, Line 4i
  Schedule of Assets (Held at End of Year)
  December 31, 2000                                                       12

Independent Auditors' Consent                                             13

INDEPENDENT AUDITORS' REPORT


To the Advisory Committee
    Fossil, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Fossil, Inc. Savings and Retirement Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of non-exempt transactions for the year ended December 31, 2000, and of assets held for investment purposes at December 31, 2000, are presented for the purpose of additional analysis and are not a required part of the basic financial statements. The supplemental schedules are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audits and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP

June 20, 2001

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                 December 31,     December 31,
                                                    2000               1999
                                              ----------------   ---------------
ASSETS

Investments, at Fair Value:
   Mutual Funds                                   $ 5,510,665       $ 4,911,196
   Fossil, Inc. Common Stock                          635,995           867,766
   Common/Collective Trusts                           307,909                 -
   Participant Loans                                  144,846                 -
   Money Market Fund                                        -           148,906
                                              ----------------   ---------------
      Total Investments                             6,599,415         5,927,868
                                              ----------------   ---------------


Cash                                                   14,998            98,047
Contributions Receivable:
   Employer                                             7,145                 -
   Employee                                            35,157                 -
Receivable Due from Fossil Partners, L.P.               1,074               676
                                              ----------------   ---------------

NET ASSETS AVAILABLE FOR BENEFITS                 $ 6,657,789       $ 6,026,591
                                              ================   ===============



See notes to financial statements.

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999





                                                       2000             1999
                                                  ------------     ------------
Net Assets Available for Benefits,
   Beginning of Year                               $ 6,026,591      $ 4,659,842

Investment Income:
   Net (Depreciation) Appreciation in Fair
    Value of Investments                              (803,367)         806,086
   Interest and Dividends                              311,321           44,249
                                                  ------------     ------------
    Total Investment Income                           (492,046)         850,335
                                                  ------------     ------------

Contributions:
    Employer                                           311,499          209,049
    Employee                                         1,010,093          666,289
    Rollovers                                           93,028           73,278
                                                  ------------     ------------
     Total Contributions                             1,414,620          948,616
                                                  ------------     ------------

    Total Additions                                    922,574        1,798,951
                                                  ------------     ------------

Deductions:
   Benefits Paid                                       291,376          432,202
                                                  ------------     ------------

Net Increase in Net Assets Available for
  Benefits                                             631,198        1,366,749
                                                  ------------     ------------

Net Assets Available for Benefits,
   End of Year                                     $ 6,657,789      $ 6,026,591
                                                  ============     ============



See notes to financial statements.

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999



NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Organization, Amendments, and General Provisions: The Plan is a defined contribution plan covering eligible employees of eligible United States Fossil subsidiaries. The purpose of the Plan is to encourage employees to accumulate savings for their retirement. The Plan is administered by Fossil Partners, L.P., a Fossil, Inc. affiliate. Effective January, 2000, the Plan transferred all investments to Merrill Lynch Trust Company (the "Custodian"). At that time, the Employer adopted a Merrill Lynch prototype plan document. During 1999, the investments were held by Fidelity Investments ("Fidelity") and Southwest Securities.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions and Vesting: The Plan is qualified under Section 401(k) of the Internal Revenue Code (the "Code"). Employees are eligible to make contributions, after having been employed by Fossil for at least 12 months, from amounts subject to federal income tax and such amounts are characterized as salary deferral contributions by Fossil . The maximum salary deferral contribution per year is the lesser of 15% of gross pay or, according to the Code, $10,500 for 2000 and $10,000 for 1999. The Plan document provides for limitations on salary deferral contributions in the event of a hardship withdrawal. Fossil makes a discretionary matching contribution at the rate of 50% of the first 3% of the participant's salary deferral contribution and 25% on the next 3% thereof. Fossil may also make additional profit sharing contributions at the discretion of the Plan's Advisory Committee. No such additional discretionary contributions were made for 2000 or 1999. Vesting in salary deferral contributions is 100%. Vesting in matching contributions is 20% per year of service. An employee is credited with a year of service when 1000 actual hours of service have been attained during a plan year (the 12 consecutive month period ending December 31).

Participants can elect to have their contributions invested in any of several investment options. During 1999, the participant-directed options included three Fidelity mutual funds, a Fidelity money market fund and Fossil Common Stock. Effective January 2000, these options included various mutual funds (some of which are sponsored by the Custodian), an investment contract and Fossil Common Stock. The participants can change elections and can also reallocate those funds already invested between available investment options on a daily basis. The Plan also allows rollover transfers from other qualified plans. The Plan limits the participant's purchase of Fossil Common Stock to a maximum of 25% of salary deferral contributions. In the case of a transfer reallocation within the Plan or a rollover transfer into the Plan, there is a maximum of 25% of the participant's total balance that may be allocated to Fossil Common Stock.

In addition, hardship withdrawals are permitted for certain expenses including medical expense, tuition expenses, funeral expenses, purchase of a primary residence, needs to prevent eviction from principal residence, and needs arising from a participant's disability.

Beginning in 2000, forfeitures of non-vested employer matching contributions are to be used to reduce future employer matching contributions. Previously, forfeitures of non-vested employer matching contributions were allocated to participants employed on the last day of the Plan year in proportion to each such participant's compensation for the Plan year.

Participant Loans: Effective January 2000, loans became available to all participants at a reasonable interest rate, with periodic repayment through payroll deductions over no more than 5 years, unless used to acquire the participant's principal residence. Loans must be at least $500 and are limited to the lesser of $50,000 or 50% of the participants vested account balance. The Plan Advisory Committee exercises sole discretion over making loans to participants. Loan balances that have not had payments credited within 90 days are considered defaulted loans and are recorded as deemed distributions to the participant.

Distribution of Benefits: Distributions of vested benefits may be made to a participant upon retirement, disability, death, or termination of employment. Prior to the age of 65, a participant, while employed, may make a withdrawal from his salary contributions account in the event that the participant has an immediate and substantial financial need, as defined in Section 401(k) of the Code, subject to certain conditions contained in the Plan document.

Distributions of vested benefits under the Plan are paid to the participant or a beneficiary in the form of a lump sum or partial distribution.

Any withdrawals from the Plan will generally be subject to federal income tax. Taxes may be postponed by transferring the proceeds to an individual retirement plan or to another qualified plan. An additional 10% excise tax may be imposed on the taxable portion of distributions and withdrawals before attaining age 65. The additional tax is not imposed for distributions made pursuant to death, disability, termination of employment after age 59 1/2, a qualified domestic order, and other reasons enumerated in the Code.

Amendment or Termination: Fossil has reserved the right to amend, modify, or terminate the Plan at any time, subject to the Plan document and applicable laws and regulations. Fossil has no intentions of terminating the Plan, and Fossil is not aware of any occurrences that could reasonably result in the termination of the Plan.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accounting records of the Fossil, Inc. Savings and Retirement Plan (the "Plan"), sponsored by Fossil, Inc. ("Fossil" or the "Employer"), are maintained on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investments: Investments are presented in the financial statements at fair value determined by quoted market prices at the close of business on December 31, except for an investment contract which is valued at contract value (Note 3). Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The change in the difference between fair value and the cost of the investments, including realized gains and losses, is reflected in the statement of changes in net assets available for benefits as net (depreciation) appreciation in fair value of investments during the year. Purchases and sales of securities are recorded on a trade date basis. Interest and dividend income are recorded on an accrual basis.

Expenses:   Expenses incurred by the Plan are paid by Fossil.

New Accounting Pronouncements: The Financial Accounting Standards Board (the "FASB") has issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133") Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that the Plan recognize all derivatives as either assets or liabilities in the statement of net assets and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Plan had no derivative financial instruments at December 31, 2000, and does not currently engage in hedging activities. The Plan adopted SFAS No. 133 on January 1, 2001, as required. Adoption of SFAS No. 133 did not affect the Plan's statements of net assets or changes in net assets.

Payment of Benefits:   Benefits are recorded when paid.

Reclassifications: Certain prior year amounts have been reclassified for consistency purposes.


NOTE 3 - PLAN INVESTMENTS

The Merrill Lynch Retirement Preservation Trust is a general account issued by the Custodian. The Custodian maintains the contributions in a pooled account. The account is credited with earnings on the underlying investment (principally investment grade fixed income securities) and charged for participant withdrawals and administrative expenses by Merrill Lynch. The investment is included in the financial statements at contract value, which approximates fair value. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield on the guaranteed interest account was 6.65% for the year ended December 31, 2000. Crediting interest rates are based on current market rates and are determined quarterly. The crediting interest rate was 4.77% at December 31, 2000. There is no floor to the crediting interest rate.

The following presents investments that represent 5 percent or more of the Plan's net assets:


                                                                                 December 31,      December 31,
                                                                                    2000               1999
                                                                               ----------------- -----------------
Oppenheimer Quest Balance Value Class A                                             $2,367,256         $        -
Fidelity Advisor Equity Portfolio Growth Fund Class A                                2,349,594                  -
Fossil, Inc. Common Stock                                                              635,995            867,766
Fidelity Growth and Income Fund                                                             -           2,158,888
Fidelity Blue Chip Growth Fund                                                              -           2,522,752





                                      -9-



The following table details the net (depreciation) appreciation in fair value by type of investment (including investments bought, sold, and held during the year):

                                                                                   Year Ended       Year Ended
                                                                                  December 31,     December 31,
                                                                                     2000              1999
                                                                               -----------------  ----------------

Mutual Funds                                                                        $ (457,815)        $  637,722
Fossil, Inc. Common Stock                                                             (345,552)           168,364
                                                                               -----------------  ----------------
    Net (Depreciation) Appreciation in Fair Value of Investments                    $ (803,367)        $  806,086
                                                                               =================  ================


NOTE 4 - INCOME TAX STATUS

The Internal Revenue Service (the "IRS") issued a determination letter on the plan dated July 23, 1994, that the Plan qualifies under section 401(a) of the Code of 1986, as amended (the "Code"), and is exempt from federal income tax under section 501(a) thereof. In January 2000, the Plan was amended and restated to adopt a prototype plan document. The IRS issued its latest approval letter for the prototype plan on June 29, 1993, stating that the prototype plan qualifies under section 401(a) of the Code, and is exempt from federal income tax under section 501(a) thereof. Management believes that the Plan has been operated in a manner that did not jeopardize this tax status.

Salary deferral contributions made by participants, matching employer contributions, profit sharing employer contributions, interest, dividends, and earnings need not be reported by participants for federal income tax purposes until their account is wholly or partially withdrawn or distributed.


NOTE 5 - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                                 December 31,      December 31,
                                                                                     2000              1999
                                                                               ----------------- -----------------
Net Assets Available for Benefits per the Financial Statements                       $6,657,789        $6,026,591
Less - Amounts Allocated to Withdrawing Participants                                      3,833            15,890
                                                                               ----------------- -----------------
    Net Assets Available for Benefits per the Form 5500                              $6,653,956        $6,010,701
                                                                               ================= =================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                                                    Year Ended
                                                                                                   December 31,
                                                                                                       2000
                                                                                                 -----------------
Benefits Paid to Participants per the Financial Statements                                              $ 291,376
Add - Amounts Allocated to Withdrawing Participants at December 31, 2000                                    3,833
Less - Amounts Allocated to Withdrawing Participants at December 31, 1999                                 (15,890)
                                                                                                 -----------------
    Benefits Paid to Participants per the Form 5500                                                     $ 279,319
                                                                                                 =================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                              SCHEDULE G, PART III

                       SCHEDULE OF NON-EXEMPT TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 2000


 Identity of   Relationship    Description of Transaction  Purchase  Selling  Lease  Expenses   Cost of    Current   Net Gain
    Party        to plan,                                    Price    Price   Rental  Incurred   Asset    Value of    or Loss
  Involved      employer or                                                                                 Asset
              other party in
                 interest
--------------------------------------------------------------------------------------------------------------------------------
  * Fossil,   Plan Sponsor    Due to administrative                                                                     $ 795
    Inc.                      issues, employee
                              contributions of
                              $40,472 withheld on
                              September 4, 2000 and
                              $35,157 withheld on
                              October 22, 2000 were
                              remitted by the Plan
                              Sponsor on October 27,
                              2000 and January 19,
                              2001, respectively.


*  Party in-interest.


See independent auditors' report.



                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                          SCHEDULE H, PART IV, LINE 4i

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2000


 (a)  (b) Identity of Issue                             (c) Description of Investment                        (e) Current Value
 ---  ---------------------                             -----------------------------                        -----------------
      Common/Collective Trusts:
  *       Merrill Lynch                                 Retirement Preservation Trust (D)                             307,909

      Mutual Funds:
          BlackRock                                     Managed Income Portfolio Class A                              321,351
          John Hancock                                  Technology Fund Class A                                        23,204
          Mainstay                                      High Yield Technology Fund Class A                              8,066
          Alliance                                      Growth and Income Fund                                         31,374
          Alliance                                      Utility Income Fund Class A                                       495
  *       Merrill Lynch                                 Basic Value Fund Class D                                        4,092
          Oppenheimer                                   Quest Balance Value Class A                                 2,367,256
          AIM                                           Small Cap Growth Fund Class A                                 134,475
          Alger                                         Capital Appreciation Retirement Portfolio                      10,418
          Alliance                                      Premier Growth Fund Class A                                   105,535
          Fidelity                                      Advisor Series VII Overseas                                    27,332
          Fidelity                                      Advisor Equity Portfolio Growth Fund Class A                2,349,594
          MFS                                           Capital Opportunities Fund Class A                             25,451
  *       Merrill Lynch                                 Eurofund Class D                                                6,190
  *       Merrill Lynch                                 Pacific Fund Class D                                               15
  *       Merrill Lynch                                 S&P 500 Index Fund Class A                                     48,463
          Pilgrim                                       Worldwide Growth Fund Class A                                  47,091
          Templeton                                     Developing Markets Class A                                        263

      Common Stock:
          Fossil, Inc.                                  Common Stock                                                  635,995

                                                        Loans to participants with interest rates
                                                        ranging from 9.0% to 9.5%, and maturities
                                                        from May 2001 through October 2005                            144,846

                                                                                                             -----------------
           Total Investments                                                                                       $6,599,415
                                                                                                             =================


*  Party in-interest.

See independent auditor's report

                                      -12-

                          INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-65980 on Form S-8, Registration Statement No. 33-77526 on Form S-8 and the Post-Effective Amendment No. 1 thereto and Registration Statement No. 333-70477 on Form S-8 of our report dated June 20, 2001, included in this Annual Report on Form 11-K of the Fossil, Inc. Savings and Retirement Plan for the year ended December 31, 2000.


/s/ Deloitte & Touche LLP

June 29, 2001
Dallas, Texas

                                   SIGNATURES

     Pursuant to the requirements of Securities Exchange Act of 1934, the Advisory Committee which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Richardson, State of Texas, on June 29, 2001.

                               FOSSIL, INC. SAVINGS AND RETIREMENT PLAN



                                /s/ Randy S. Kercho
                               -------------------------------------------------
                               Randy S. Kercho, Member of the Advisory Committee


         Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Advisory Committee of the Fossil, Inc. Savings and Retirement Plan and on the dates indicated.

Signature                                                     Date
---------                                                     ----

/s/ Randy S. Kercho                                           June 29, 2001
------------------------------------
Randy S. Kercho


/s/ Dave Morgan                                               June 29, 2001
------------------------------------
Dave Morgan


/s/ Michael W. Barnes                                         June 29, 2001
------------------------------------
Michael W. Barnes

14


                                  Exhibit Index


Exhibit
Number                                  Document Description
-------                                 --------------------


23                        Consent of Deloitte & Touche (as contained on page 13)